October 8, 2009


                         VIA OVERNIGHT COURIER AND EDGAR
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Noble Roman's, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2008
         File No. 0-11104

Dear Ms. Cvrkel:

We are in receipt of the Staff's follow-up comment letter, dated October 5, 2009, in which the Staff responded to our letter dated September 21, 2009, which set forth our responses to the Staff's comment letter dated September 3, 2009 regarding the Form 10-K for the year ended December 31, 2008 (the "Form 10-K") of Noble Roman's, Inc., an Indiana corporation (the "Company"). This letter supplements our prior response and addresses the Staff's additional comments. We have set forth below each Staff comment in the comment letter followed by our response to each comment.

We also expressly note that, by responding to the Staff's comment or revising or agreeing to revise any disclosure in response to the Staff's comment, the Company is not hereby admitting or acknowledging any deficiency in its prior disclosures.

Financial Statements
--------------------
Notes to Consolidated Financial Statements, page 25
---------------------------------------------------
Note 1:  Summary of Significant Accounting Policies, page 25
------------------------------------------------------------

1. As originally requested in our prior comment 4, please include an accounting policy in note 1 in future filings related to assets held for sale. Your revised disclosures and response should include how your accounting treatment with regards to assets held for sale and related valuation of such assets complies with the requirements of SFAS 144. In addition, please disclose the methodology management uses in deriving an estimated net realizable value for each period in determining whether impairment has occurred.

     Response: As requested by your comment, we propose in future filings to include the following accounting policy in note 1 to the Company's financial statements:


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

     Assets Held for Resale: The Company records the cost of franchised locations held by the Company on a temporary basis until they are sold to a franchisee at the Company's cost adjusted for impaired value, if any, to the estimated net realizable value. The Company estimates net realizable value using comparative replacement costs for other similar franchise locations that are being built at the time the estimate is made.

     The above policy is in accordance with SFAS No. 144, paragraph 30 and SFAS No. 121.

2. As originally requested in our prior comment 5, please include an accounting policy in note 1 in future filings related to exit or disposal activities. Your revised disclosures and response should include how your accounting treatment for these accrued expenses related to exit or disposal activities complies with the requirements of SFAS 146.

     Response: As requested by your comment, we propose in future filings to include the following accounting policy in note 1 to the Company's financial statements:

          Exit or Disposal Activities Related to Discontinued Operations: The Company records exit or disposal activity for discontinued operations when management commits to an exit or disposal plan and includes those charges under results of discontinued operations, as required by SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

Note 3:  Notes Payable, page 28
-------------------------------

3. We note your response to our prior comment 6. As originally requested, please confirm that you will expand the notes to your financial statements to discuss your accounting treatment for the amended loan agreement.

     Response: As requested by your comment, we propose in future filings to expand the notes to our financial statements to include the following:

          The amendment to the loan agreement in February 2008 was not considered substantive under EITF 96-19. In August 2005, the Company borrowed $9 million for the purpose of implementing a settlement with SummitBridge National Investments, LLC. That term loan required principal payments of $125,000 per month plus monthly interest payments equal to LIBOR + 4%. The loan agreement also required the Company to maintain certain financial ratios during the term of the loan. At the time of the modification in February 2008, that loan had a remaining principal balance $5.375 million. At that time, the Company added $3.0 million to the same term loan for the purpose of providing funds to repurchase some of the Company's common stock if the Board of Directors should decide that was in the best interest of the shareholders and for general corporate purposes. The terms of the loan, as amended, continued the same $125,000 per month principal payments, however, the interest rate was modified to LIBOR + 3.75% to reflect the reduced leverage ratio of the Company at the time as opposed to the leverage ratio at the time of the original term loan. The extension of the maturity date from August 31, 2011 to August 31, 2013 was to reflect the number of months necessary to maintain the same $125,000 per month principal amortization and financial ratios. The Company accounted for the transaction by increasing its cash and note payable accounts by $3.0 million.

Note 7:  Common Stock, page 29
------------------------------

4. We note your additional disclosures in response to prior comment 7. Please revise your share-based compensation disclosures in future filings to include ALL the required disclosures of SAFAS 123R, specifically, the following:

          o The weighted average exercise prices of options granted, exercised, forfeited, expired, during and at the end of the most recent fiscal year;
          o The weighted average grant date fair value of nonvested stock granted, vested, forfeited, during and at the end of the most recent year;
          o The weighted average grant date fair value of options granted for each year for which an income statement is provided;
          o The total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year for each year for which an income statement is provided;
          o The number, weighted-average exercise price, aggregate intrinsic value, and weighted-average remaining contractual term of options outstanding and options exercisable for all vested options or those options that are expected to vest at the date of the most recent balance sheet;
          o Total compensation cost for share-based payment arrangements recognized in income as well as the total recognized tax benefit related thereto and the total compensation cost capitalized as part of the cost of an asset for each year for which an income statement is presented;
          o As of the latest balance sheet dated presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized;
          o If not separate disclosed elsewhere, the amount of cash received from exercise of share options and similar instruments granted under share-based payment arrangements and the tax benefit realized from stock options exercised during the annual period;
          o If not separately disclosed elsewhere, the amount of cash used to settle equity instruments granted under share-based payment arrangements.

     Response: As requested by your comment, we propose in future filings to revise our share-based compensation disclosures to include all of the required disclosures of SFAS 123R, as specified above, that are applicable in accordance with A240 and A241 of SFAS 123R.

     Pursuant to the Staff's request, we acknowledge that:

          o We are responsible for the adequacy and accuracy of the disclosure in our filings and this response letter;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission for taking any action with respect to our filings; and

          o We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under Federal Securities Laws of the United States.

     We believe the foregoing should address the Staff's additional comments. We thank you again for the Staff's customary courtesies. If the Staff has any questions about, or disagrees with the adequacy of, our response as set forth above, we would be very pleased to discuss these matters further.


Sincerely,

Noble Roman's, Inc.



By /s/ Paul W. Mobley
   -----------------------------------------
   Paul W. Mobley, Chairman, Chief Executive
       Officer and Chief Financial Officer


cc:   Heather Clark







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